FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Relevant Information dated June 17, 2019

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

The board of directors of Banco Santander, S.A. (the “Bank” or “Santander”), at its meeting held today, resolved to call an extraordinary general shareholders’ meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 22 July 2019, at 08:30 a.m., on first call, or on 23 July 2019 at the same time, on second call, with the following agenda:

One.	Increases in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares that will be fully subscribed and paid up by means of in-kind contributions, to be used to acquire all of the securities representing the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander México”) not held by the Santander Group in an exchange offer. The two capital increases would be used to settle the exchange offer in two steps, although only one of them may be implemented if the settlement finally takes place all at once:

Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the “Primary Increase”). Express provision for the possibility of incomplete subscription.

Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the “Complementary Increase”). Express provision for the possibility of incomplete subscription.

Delegation of powers to the board of directors, which may in turn delegate such powers to any of its delegated decision-making bodies or to any director, to establish the terms and conditions of the increases as to all matters not provided for by the shareholders at the general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such documents as may be necessary or appropriate to carry out the increases.

Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign stock exchanges on which the shares of the Bank are listed (currently London, Warsaw and, through ADSs, on the New York Stock Exchange), as well as on the Mexican Stock Exchange, all in the manner required by each of such stock exchanges.

Two.	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

The relevant call of meeting will be published in the coming days.

Boadilla del Monte (Madrid), 17 June 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	June 17, 2019	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer